SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13-d-2(b)*

(Amendment No. 2)

ABIOMED, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

003654100

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 1 of 5 Pages

CUSIP No. 003654100	13G	Page 2 of 5

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John J.F. Sherrerd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 1,115,960 6. SHARED VOTING POWER 14,000 7. SOLE DISPOSITIVE POWER 1,115,960 8. SHARED DISPOSITIVE POWER 14,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,960
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.13%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 003654100	13G	Page 3 of 5

Item 1(a).	Name of Issuer: ABIOMED, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

22 Cherry Hill Drive Danvers, Massachusetts 01923

Item 2(a).	Name of Person Filing: John J.F. Sherrerd

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Sherrerd & Co. One Tower Bridge West Conshohocken, Pennsylvania 19428

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.01 per share

Item 2(e)	CUSIP Number: 003654100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d 1(b)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

CUSIP No. 003654100	13G	Page 4 of 5

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

1,129,960

(b) Percent of class:

5.13%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,115,960

(ii) Shared power to vote or to direct the vote: 14,000

(iii) Sole power to dispose or to direct the disposition of: 1,115,960

(iv) Shared power to dispose or to direct the disposition of: 14,000

Mr. Sherrerd disclaims beneficial ownership of all shares of the Company over which he does not have sole dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Other persons have the right to receive dividends payable to holders of the Common Stock or any proceeds received from the sale of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
N/A

Item 8.	Identification and Classification of Members of the Group.
N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 003654100	13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JOHN J.F. SHERRERD
John J.F. Sherrerd

Dated: February 10, 2005